Exhibit 99.1

Allot Announces
Third Quarter 2021 Financial Results

Continued revenue growth and signing of new security deals

Hod Hasharon, Israel – November 9, 2021 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited results for the third quarter of 2021, ended September 30, 2021.

 Third Quarter 2021 Highlights

•	Revenue growth of 10% YoY to $38.2 million
•	Operating profit on a non-GAAP basis of $0.3 million compared to a loss of $1 million in Q3 2020
•	Net loss on a non-GAAP basis reduced by 86% YoY to $0.2 million
•	Signed Security as a Service deal with DISH in the US to deliver cybersecurity to their 5G customers

Financial Outlook

Management expects 2021 revenues to be between $145- 146 million and continues to expect to sign recurring security deals to be closed in 2021 with an MAR* of at least $180 million.

Management expectations of Security as a Service (SECaaS) revenues have been delayed due to delays in service launches.  Formerly forecasted SECaaS revenues levels are expected to be reached with a delay of approximately two quarters. Considering the above, management is providing the following updates to the SECaaS revenue guidance:

•	For 2021, SECaaS revenues are expected to be between $4.1-4.3 million.
•	SECaaS revenues in 2022 are expected to be between $10-15 million.
•	SECaaS revenues for the 12 months between July 2022 and June 2023 are expected to be between $20 - $30 million.
•
ARR* in December of 2021 is expected to be between $5–6 million and in December 2022 between $20–30 million. ARR measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the current month of December and multiplied by 12.

Management Comment
Erez Antebi, President & CEO of Allot, commented: “In the third quarter of 2021, we continued to execute on our plan and grow. This is our 15th straight quarter of year over year growth, and I am very pleased with the results we achieved. Our DPI business is showing solid results as we continue to sign up new customers and grow our market share. In our cybersecurity business, we are executing on our strategy to revolutionize consumer cybersecurity, by enabling CSPs to offer consumer cybersecurity as a network service. To date, we have signed Security as a Service (SECaaS) deals with 18 different operators globally. This is a testimony that our service is proving to be highly in demand by both mobile and fixed operators throughout the world.”

Continued Mr. Antebi, “In North America we are seeing very strong traction. As announced earlier this year, DISH Network Corporation (NASDAQ: DISH) selected Allot to provide end-to-end User Plane Protection (UPP) and Deep Packet Inspection (DPI) services for the company's cloud-native 5G network, and has since expanded the partnership to include cybersecurity services for DISH customers.  This deal is in addition to previously announced Security as a Service wins with mobile and fixed line operators in EMEA and APAC.”

“Looking at the Security as a Service network-based cybersecurity market, I am very encouraged by what we see: our pipeline is growing and we are seeing more operator interest than ever; adoption rates of operators that launched the service with the right go-to-market are high; and the North American market is very interested in delivering consumers network-based security.  By our count, Allot is winning most of the “network-based Security as a Service” deals.  Our high win ratio is, in our opinion, because of our high value product, commercial model, marketing support and track record.  I firmly believe our strategic and financial goals with this significant growth engine are very tangible and I am confident that despite the lengthened launch process, we will meet them.”

Q3 2021 Financial Results Summary

Total revenues for the third quarter of 2021 were $38.2 million, an increase of 10% compared to $34.8 million in the third quarter of 2020.

Gross profit on a GAAP basis for the third quarter of 2021 was $26.5 million (gross margin of 69.5%), compared with $23.7 million (gross margin of 68.3%) in the third quarter of 2020.

Gross profit on a non-GAAP basis for the third quarter of 2021 was $26.8 million (gross margin of 70.4%), compared with $24 million (gross margin of 69%) in the third quarter of 2020.

Net loss on a GAAP basis for the third quarter of 2021 was $3.1 million, or $0.08 loss per basic share, compared with a net loss of $2.4 million, or $0.07 loss per basic share, in the third quarter of 2020.

Net loss on a non-GAAP basis for the third quarter of 2021 was $0.2 million, or $0.00 loss per basic share compared with a non-GAAP net loss of $1.2 million, or $0.03 loss per basic share, in the third quarter of 2020.

Cash and investments as of September 30, 2021 totaled $99.2 million, compared with $99.4 million, as of December 31, 2020.

# # #

Conference Call & Webcast

The Allot management team will host a conference call to discuss the third quarter results today, November 9, 2021 at 8:30 am ET, 3:30 pm Israel time.

To access the conference call, please dial one of the following numbers:

US:  1-888-668-5032, Israel: +972-3-918-0609, UK: 0 800 917 5108

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-based Security as a Service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers globally.

Allot. See. Control. Secure.

For more information, visit www.allot.com

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.
*ARR: annual recurring SECaaS revenues, calculated based on revenues expected in the current month and multiplied by 12;

GAAP to Non-GAAP Reconciliation

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft +1 212 378 8040 allot@gkir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$38,155	$34,752	$104,626	$96,831
Cost of revenues	11,624	11,007	32,037	28,455
Gross profit	26,531	23,745	72,589	68,376

Operating expenses:
Research and development costs, net	12,148	11,741	34,088	30,836
Sales and marketing	12,901	11,439	37,312	34,741
General and administrative	3,720	3,076	11,000	10,671
Total operating expenses	28,769	26,256	82,400	76,248
Operating loss	(2,238)	(2,511)	(9,811)	(7,872)
Financial and other income, net	(146)	646	163	1,514
Loss before income tax expenses	(2,384)	(1,865)	(9,648)	(6,358)

Tax expenses	689	528	1,362	1,309
Net Loss	(3,073)	(2,393)	(11,010)	(7,667)

Basic net loss per share	$(0.08)	$(0.07)	$(0.31)	$(0.22)

Diluted net loss per share	$(0.08)	$(0.07)	$(0.31)	$(0.22)

Weighted average number of shares used in
computing basic net loss per share	36,286,436	35,163,221	35,923,853	34,903,109

Weighted average number of shares used in
computing diluted net loss per share	36,286,436	35,163,221	35,923,853	34,903,109

ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$11,624	$11,007	$32,037	$28,455
Share-based compensation (1)	(161)	(89)	(444)	(242)
Amortization of intangible assets (2)	(152)	(152)	(456)	(456)
Non-GAAP cost of revenues	$11,311	$10,766	$31,137	$27,757

GAAP gross profit	$26,531	$23,745	$72,589	$68,376
Gross profit adjustments	313	241	900	698
Non-GAAP gross profit	$26,844	$23,986	$73,489	$69,074

GAAP operating expenses	$28,769	$26,256	$82,400	$76,248
Share-based compensation (1)	(2,248)	(1,177)	(5,670)	(3,180)
Income related to M&A activities (3)	-	(48)	-	(82)
Non-GAAP operating expenses	$26,521	$25,031	$76,730	$72,986

GAAP financial and other income	$(146)	$646	$163	$1,514
Exchange rate differences*	352	(370)	442	(468)
Non-GAAP Financial and other income	$206	$276	$605	$1,046

GAAP taxes on income	$689	$528	$1,362	$1,309
Tax expenses in respect of net deferred tax asset recorded	5	(112)	(164)	(187)
Non-GAAP taxes on income	$694	$416	$1,198	$1,122

GAAP Net Loss	$(3,073)	$(2,393)	$(11,010)	$(7,667)
Share-based compensation (1)	2,409	1,266	6,114	3,422
Amortization of intangible assets (2)	152	152	456	456
Income related to M&A activities (3)	-	48	-	82
Exchange rate differences*	352	(370)	442	(468)
Tax expenses in respect of net deferred tax asset recorded	(5)	112	164	187
Non-GAAP Net loss	$(165)	$(1,185)	$(3,834)	$(3,988)

GAAP Loss per share (diluted)	$(0.08)	$(0.07)	$(0.31)	$(0.22)
Share-based compensation	0.07	0.04	0.17	0.10
Amortization of intangible assets	0.00	0.00	0.02	0.01
Income related to M&A activities	-	0.01	-	0.01
Exchange rate differences*	0.01	(0.01)	0.01	(0.01)
Tax expense in respect of net deferred tax asset recorded	(0.00)	-	-	-
Non-GAAP Net loss per share (diluted)	$(0.00)	$(0.03)	$(0.11)	$(0.11)

Weighted average number of shares used in
computing GAAP diluted net loss per share	36,286,436	35,163,221	35,923,853	34,903,109

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	36,286,436	35,163,221	35,923,853	34,903,109

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$161	$89	$444	$242
Research and development costs, net	759	353	1,853	956
Sales and marketing	960	551	2,472	1,462
General and administrative	529	273	1,345	762
	$2,409	$1,266	$6,114	$3,422
(2) Amortization of intangible assets
Cost of revenues	$152	$152	$456	$456
	$152	$152	$456	$456
(3) Income related to M&A activities
Research and development costs, net	$-	$48	-	82
	$-	$48	$-	$82

ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,659	$23,599
Short-term bank deposits	74,925	47,225
Restricted deposits	1,600	1,200
Available-for-sale marketable securities	16,813	27,178
Trade receivables, net	31,222	20,685
Other receivables and prepaid expenses	8,743	14,205
Inventories	8,898	12,586
Total current assets	147,860	146,678

LONG-TERM ASSETS:
Long-term bank deposits	215	215
Severance pay fund	474	434
Operating lease right-of-use assets	2,699	4,458
Deferred taxes	255	420
Other assets	1,501	2,975
Total long-term assets	5,144	8,502

PROPERTY AND EQUIPMENT, NET	13,205	11,993
GOODWILL AND INTANGIBLE ASSETS, NET	35,373	34,427

Total assets	$201,582	$201,600

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,388	$2,092
Deferred revenues	28,907	26,658
Short-term operating lease liabilities	1,663	2,813
Other payables and accrued expenses	21,889	27,299
Total current liabilities	53,847	58,862

LONG-TERM LIABILITIES:
Deferred revenues	18,857	9,782
Long-term operating lease liabilities	859	1,835
Accrued severance pay	965	969
Total long-term liabilities	20,681	12,586

SHAREHOLDERS' EQUITY	127,054	130,152

Total liabilities and shareholders' equity	$201,582	$201,600

ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net Loss	$(3,073)	$(2,393)	$(11,010)	$(7,667)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,151	978	3,380	2,663
Stock-based compensation	2,409	1,266	6,114	3,422
Amortization of intangible assets	235	152	706	456
Increase (Decrease) in accrued severance pay, net	16	36	(44)	36
Decrease in other assets	103	108	1,144	267
Decrease in accrued interest and amortization of premium on marketable securities	58	118	165	346
Changes in operating leases, net	344	(444)	(367)	(611)
Decrease (Increase) in trade receivables	(281)	2,579	(10,537)	10,063
Decrease (Increase) in other receivables and prepaid expenses	183	(227)	3,705	(1,146)
Decrease (Increase) in inventories	399	1,730	3,688	(4,868)
Decrease (Increase) in long-term deferred taxes, net	(10)	68	165	172
Increase (Decrease) in trade payables	(168)	3,423	(704)	(777)
Decrease in employees and payroll accruals	(1,450)	(47)	(2,073)	(348)
Increase (Decrease) in deferred revenues	(5,288)	(7,940)	11,324	(9,397)
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	(133)	453	(3,497)	970
		-	-	-
Net cash provided by (used in) operating activities	(5,505)	(140)	2,159	(6,419)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	2,474	21,875	(400)	32,377
Investment in short-term deposits	(3,500)	(40,376)	(27,700)	(49,819)
Purchase of property and equipment	(962)	(1,851)	(4,591)	(5,547)
Investment in available-for sale marketable securities	-	-	-	(375)
Proceeds from sales and maturity of available-for sale marketable securities	2,353	7,918	9,932	29,364
Net cash provided by (used in) investing activities	365	(12,434)	(22,759)	6,000

Cash flows from financing activities:
Proceeds from exercise of stock options	193	223	2,660	1,680
Net cash provided by financing activities	193	223	2,660	1,680

Increase (Decrease) in cash and cash equivalents	(4,947)	(12,351)	(17,940)	1,261
Cash and cash equivalents at the beginning of the period	10,606	30,542	23,599	16,930

Cash and cash equivalents at the end of the period	$5,659	$18,191	$5,659	$18,191

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q3-2021		YTD 2021		FY 2020
Revenues geographic breakdown
Americas	1.9	5%	9.6	9%	8.1	6%
EMEA	23.7	62%	65.6	63%	104.3	77%
Asia Pacific	12.6	33%	29.4	28%	23.5	17%
	38.2	100%	104.6	100%	135.9	100%

Breakdown between products & services revenues
Products	24.1	63%	64.9	62%	92.5	68%
Professional Services	4.5	12%	12.0	12%	13.3	10%
Support & Maintenance	9.6	25%	27.7	26%	30.1	22%
	38.2	100%	104.6	100%	135.9	100%

Revenues per customer type
CSP	31.6	83%	82.5	79%	114.8	84%
Enterprise	6.6	17%	22.1	21%	21.1	16%
	38.2	100%	104.6	100%	135.9	100%

% of top-10 end-customers out of revenues	60%		49%		71%

Total number of full time employees (end of period)	735		735		676

Weighted average number of basic shares (in millions)	36.3		35.9		35.0

Non-GAAP weighted average number of fully diluted shares (in millions)	38.6		38.3		37.2

SECaaS (Security as a Service) revenues- U.S. dollars in millions

Q3-2021:	1.2
Q2-2021:	0.9
Q1-2021:	0.8
Q4-2020:	0.7

ARR * (annual recurring revenues)- U.S. dollars in millions

Sep. 2021:	4.6
Dec. 2020:	2.7
Dec. 2019:	0.5

*ARR: annual recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12